Exhibit 10-G-3

Amendment to Description of Director Compensation as of January 1, 2017

Effective January 1, 2017, the Board of Directors approved an increase in Board annual retainer compensation to $315,000 from the current $250,000 and approved increases in the Presiding Director and certain Committee chair fees.
Specifically, the Board of Directors:

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Increased from $250,000 to $315,000 the annual retainer for Board service, while requiring $215,000 of the annual retainer to be mandatorily deferred into Restricted Stock Units under the 2014 Stock Plan for Non-Employee Directors. Previously, 60% of the annual retainer was mandatorily deferred into Restricted Stock Units. Consequently, the entire increase of $65,000 in annual retainer fees is mandatorily deferred under the 2014 Stock Plan for Non-Employee Directors.

•	Increased the Presiding Director fee to $50,000 from $30,000.

•	Increased the Audit Committee chair fee to $30,000 from $25,000.

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Increased the Committee chair fees to $20,000 from $15,000 for the following Committees: Finance, Nominating and Governance, and Sustainability and Innovation (the Compensation Committee chair fee remains unchanged at $25,000).

A review of director compensation at companies similarly situated to Ford indicated that Ford was below the median levels paid to directors. This increase is consistent with Ford’s philosophy of paying its directors near the top level of leading companies in order to continue to attract quality directors in a difficult environment.
Survey data also indicated that our fees for the Presiding Director position and the Committee chairs listed above were below competitive levels. The Board approved the additional compensation for the Presiding Director and the chairs of each of the Committees, as shown above, to be reasonably competitive with leading companies.